September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Neo-Concept International Group Holdings Limited
Registration Statement on Form F-1, as amended
File No. 333-288993

Ladies and Gentlemen:

As the placement agent of the proposed offering of Neo-Concept International Group Holdings Limited (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as is practicable.

The undersigned advises that it has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Revere Securities LLC

By:	/s/ Dajiang Guo
	Name:	Dajiang Guo
	Title:	CEO, Head of Investment Banking